U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                           ID Technologies Corporation
                           ---------------------------
                 (Name of Small Business Issuer in Its Charter)

              North Carolina                             56-1866233
              --------------                             ----------
      (State or Other Jurisdiction of                 (I.R.S. Employer
      Incorporation or Organization)                 Identification No.)


Venture II Building, 920 Main Campus Drive,  Suite 400
    NCSU Centennial Campus, Raleigh, North Carolina                 27606
    -----------------------------------------------                 -----
        (Address of Principal Executive Offices)                 (Zip Code)

                    Issuer's telephone number, (919) 454-3722


Securities to be registered under Section 12(b) of the Act:

    Title of Each Class                       Name of Each Exchange on Which
    to be so Registered                       Each Class is to be Registered
    -------------------                       ------------------------------

          None                                          None
          ----                                          ----



Securities to be registered under Section 12(g) of the Act:

                           Common Stock, no par value
                           --------------------------
                                (Title of Class)

                                     PART I

         This Form 10-SB contains forward-looking statements. Any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished.

         Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include, but are not limited to, economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances; and failure by the Company to successfully develop business relationships and strategic alliances. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: ability of the Company to obtain acceptable forms and amounts of financing to fund current and future operations, research and development and acquisitions; competition; the Company's operating losses; the Company's ability to commercially develop its proposed products; the Company's ability to attract, hire and retain employees and management personnel; and the Company's ability to regain control over the development and exploitation of its technology. The Company disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1.       DESCRIPTION OF BUSINESS.

         OVERVIEW

         ID Technologies Corporation, a North Carolina corporation (the "Company" or "IDTEK") was incorporated on March 16, 1994, under the name CardGuard International, Inc. On July 23, 1998, the Company changed its name from CardGuard International, Inc. to ID Technologies Corporation. The Company's corporate headquarters are located in Raleigh, North Carolina. Since inception, the Company has had no significant revenues and is considered to be a development stage company.

         The Company is primarily a licensing company and is in the business of:
(i) developing and marketing its patented self-authenticating fingerprint technology for applications where authentication of the identity of the owner of the card is important (the "Technology") and (ii) selling exclusive and nonexclusive licenses to use the Technology. The Company does not currently design, manufacture, market or sell any finished goods or products which make use of the Technology and has no current plans or ability to do so. Consequently, the Company intends to continue development of the Technology and to promote its position as a licensor of the Technology to both sublicensors and manufacturers of finished goods and products.

         During the period from inception to December 1996, the Company focused on obtaining a patent for the Technology. In December 1996, the Company received the Notice of Allowance from the United States Patent Office for issuance of its patent.

         In July of 1997, the Company entered into an exclusive licensing agreement (the "IRE Agreement") with Information Resource Engineering, Inc. ("IRE"), a leading provider of computer network security and encryption products and services. Pursuant to the IRE Agreement, IRE provides research and development assistance to IDTEK to develop the Technology. Currently, the success of the Company is substantially dependent on the operations, research and development of IRE. For more information regarding the IRE Agreement, see
Exhibit 6.02 attached hereto and the section below entitled "LICENSING AND LICENSE AGREEMENTS."

         THE TECHNOLOGY

         The Technology includes patented and trade secret technologies which are designed to allow authentication and re-authentication of biometric skin surfaces, including finger and thumbprints. The Technology is designed to identify authorized card, document and other item users by means of self-authenticating panels/substrates which register and re-authenticate authorized users without the assistance of databases or external devices of any sort. The biometric sensing panel component of the Technology will enable instantaneous fingerprint identification. The sensing panel is designed to utilize microchip-assisted and electrically-powered sensing, storing, computing transmitting/signaling and associated technologies which are designed to be housed in a credit card-sized surface panel.

         As a result of the Technology's design, it will not be dependent upon storing a user's fingerprint in a central database, but will store and confirm fingerprints in a self-contained unit. All present verification systems known to the Company utilize databases to store user fingerprint information. In such systems, valuable biometric signatures (fingerprint, eye scan, etc.) are kept with hundreds of thousands of other such signatures in databases. This method of storing biometric information raises privacy concerns because such databases become, in effect, national registries for fingerprints or other biometric signatures. Moreover, database technology has long been characterized by problems such as data mismatches, high costs, unauthorized access to files and unauthorized access to the database itself. Although the Technology is not dependent upon databases or external devices, it is possible for the Technology to malfunction, leaving the user without a working card or other identification system.

         Certain methods, processes and technologies which comprise the Technology are generally patent protected by US Patent No. 5623552. The original US patent has been augmented with other trade secret technologies acquired or developed by IRE to cover many types of identification and security cards, as well as other devices enabling applications which make use of the Technology.

         The Technology has not yet been fully developed into a finished product. However, there are three progressive prototype cards incorporating the Technology now in development. The first prototype is the discrete components card ("DCC"), which is a credit or debit card sized model that contains a memory chip to store the fingerprint. A working prototype of this card was completed in November 1999. The second prototype is the chip on board card ("COB"), which will combine the components of the first prototype into two distinct on-board microelectronic chips that will perform all necessary functions, lower expenses of the system and allow initial mass production of the device. A fully working COB card is scheduled to be completed in the fall of 2000. Finally, the third prototype is the unified chip card ("UCC"), which the Company believes will further lower the production cost and increase the strength and durability of the product. A fully working UCC is scheduled to be completed by the end of the last quarter of 2000.

         THE MARKET

         The market for cards employed for the storage of confidential information, the maintenance of stored value, debit and credit cards, and security access and control presently represents over one billion cards in use today worldwide. This market includes the private credit, medical/insurance, airport and airline security, hotel security, banking and telecommunications industries. The advent and acceptance of a worldwide standard operating system to both read and write on stored value and information cards has raised serious concerns about how to protect unauthorized access to such information. To the knowledge of the Company, there are currently only commercial biometric processors which rely on special card readers, expensive specialized software and separate equipment in order to capture biometric signatures (such as fingerprints) on a card. While almost all of the applications mentioned above have the potential to support the use of a self-authenticating fingerprint evaluator device, the Company will focus on markets that have demonstrated early interest in the technology.

         MARKETING PLANS

         The Company has commenced pre-marketing of the Technology to government and industry. The Company's Technology system concept was demonstrated for the public in May of this year at Card Tech/Secure Tech 99, the world's leading card technology and security tradeshow. Internet and conventional marketing have also generated interest in the Technology both internationally and domestically, which has resulted in several further demonstrations of the Company's Technology system concept. Thirty-one demonstrations have been given to many potential licensees, including IBM, VISA International, MasterCard, American Express, Lockheed-Martin, General Electric, WhoVision, US Immigration and Naturalization Services, Citibank, Bank of America, Cabletron, Bull and other companies and governmental agencies. However, there can be no assurance that any such companies or agencies will become licensees or users of the Technology.

         Upon completion of a fully-working prototype of the COB card which is expcected to be in the fall of 2000, the Technology will be marketed to those industries that demonstrate the potential for early exposure, publicity, profitability and diversification into other licensing areas. To achieve this goal, the Company intends to pursue licensing, partnerships and strategic alliances with industry and government agencies through both direct contact and the use of consulting services. However, there can be no assurance that the Company will develop such relationships.

         COMPETITION

         At present, identification and security verification processes range from simple devices used to store personal information such as names and addresses (non-biometric) to highly secretive security systems which can verify complex biometric data such as fingerprints, voice prints and eye characteristics (biometric). The Company expects to compete with both non-biometric and biometric technologies. With current non-biometric technologies, the user must typically possess a key, card or bit of information, such as a personal identification number or password. These systems are easily defeated by obtaining possession of the key, card or password, or by counterfeiting the key or the card. With respect to existing biometric technology, some of the perceived disadvantages are as follows:

         o Hand geometry devices are subject to physical changes in the user. The devices are also typically large and, therefore, difficult to integrate into many applications.

         o Facial recognition technology can be fooled by photographs and is typically cost-prohibitive, thereby limiting its application in mass-market uses.

         o Iris scanning has remained costly, subject to user motion and requires large databases.

         o Retinal scanning has also remained expensive and is subject to user health concerns regarding laser scanning of the retina.

         o Signature verification is subject to user physical changes over time and is susceptible to forgery.

         o Voice analysis is subject to user physical changes and can be forged through the use of devices capable of recording and altering individual voices.

         Furthermore, most currently available biometric identity verification systems share a reliance upon database technology, which the Company believes is problematic. Most valuable biometric signatures (fingerprints, voiceprints, eye scans, etc.) commonly are stored with hundreds of thousands of other such signatures in databases. This method of storing information often presents multiple problems, including data mismatches, the high cost of storage and retrieval and unauthorized access to both the files and the database itself.

         The Company believes that the Technology system addresses more problems than many competing products by providing a means of identifying users at the point of authentication access without relying on information stored in a database. The information stored on the card incorporating the Technology is intended not to function in any reader or scanner without the authorized user's fingerprint first being placed on and matched with the data stored in the card itself. The user's fingerprint data never leaves the card. As a result, no databases or special readers will be required. Moreover, it is anticipated that all present readers such as ATMs and point of purchase terminals will be compatible with the Technology system because the Company currently plans to incorporate magnetic stripe simulators into each card system that will activate only for authorized users and allow these cards to operate with database, or "legacy," systems worldwide.

         The Company considers companies such as Identix, Identicator, NRI, Harris, NEC, Motorola, Siemens and other larger and smaller companies to be its competition. Almost all present competitors use card systems that require special readers and software applications to store digitized information and depend on power sources independent of the card device. The Company believes that it will offer a technological advantage over the current products of its competitors because the Technology is expected to reduce costs and eliminate the need for special equipment and software and will include a power source within the card. However, there can be no assurance that competitors will not introduce improved products or that the Company's product will function as the Company anticipates. The Technology, however, will not replace all competitive biometric systems since database systems will be of continuing value in certain applications. Indeed, even as retailers and other end-users of credit or identification cards accept cards utilizing alternative authentication technology, they will continue to need specialized equipment and software.

         LICENSING AND LICENSE AGREEMENTS

         IDTEK is primarily a licensing company. The Company's initial licensing strategy consisted of granting exclusive licenses in broad fields of use. More recently, however, the Company has proposed to restructure its licensing strategy so that exclusive licenses would be granted in discrete markets only and licenses would otherwise be limited to non-exclusive licenses. Examples of discrete markets in which exclusive licenses may be granted include residential home security in the United States, copying equipment use in the United States, commercial building access and security in the Southeastern United States (specifying the states) and prison system access and security in a particular state. Such licenses would have the following common components: a one-time standard license fee payable to the Company; a right retained by the Company to select the manufacturer of the product for the licensee; and either an ongoing royalty payable by the licensee or a manufacturing surcharge paid by the card manufacturers.

         The Company currently has five main license holders: IRE, Protective Technologies Inc. ("Protek"), Power^Up Marketing Corporation ("Power^Up"), Revolution Labs, Inc. ("Revolution") and BrentScott Associates, LLC ("BrentScott").

         In July of 1997, pursuant to the IRE Agreement, the Company granted IRE an exclusive license to the Technology for use in IRE's primary business fields, including dedicated computer networks, the Internet, and treasury and banking areas. In consideration for this license (to which the Company ascribed a value of over $500,000) and an initial 13.7% equity interest in the Company, IRE agreed to provide (i) development of the Company's Technology and complimentary technology, (ii) $300,000 in cash and (iii) additional engineering, design and sales assistance. Also, IRE agreed to pay the Company a royalty equal to five percent (5%) of IRE's future gross revenues (subject to certain discounts, shipping, customs and insurance charges, taxes and allowances for returns) related to the use of the Company's patent in IRE's fields of license during the eighteen-year term of the IRE Agreement. This license was granted prior to the Company's change to a non-exclusive licensing system. For more information regarding the IRE Agreement, see Exhibit 6.02 attached hereto.

         In April of 1998, the Company granted three separate exclusive licenses to three different licensees in the medical/pharmacy, telecommunications and private card/credit markets. In March of

1999, as part of the Company's shift to a non-exclusive licensing system, the Company entered into a new agreement (the "Protek Agreement") whereby these three exclusive licenses were canceled and Protek was granted the following:

                  (1) For a 20 year period, if the Company receives a manufacturing surcharge payment under any license agreement in the areas of medical/pharmacy, telecommunications and private card/credit, the Company will pay Protek a portion of the license fees and/or the manufacturing surcharge and any other revenue the Company actually receives from those licenses.

                  (2) For a period of seven years, Protek has the right to sell or use itself (or with allied concerns) nonexclusive licenses from the Company for the Technology in areas not subject to exclusive licenses granted by the Company. Protek will receive a credit of up to $2,625,000 to be applied to the initial license fees required to be paid in connection with such agreements.

                  (3) For a period of 20 years, Protek has the nonexclusive right to sell nonexclusive license agreements in fields not covered by an exclusive license and shall receive a sales commission fee and manufacturing surcharges.

                  (4) For the 20 year period, if the Company returns to the issuance of exclusive licenses in any of the original areas of license covered by the cancelled agreements, Protek will have the right to acquire an exclusive license in such field of license, subject to non-exclusive licenses previously granted.

For more information regarding the Protek Agreement, see Exhibit 6.04 attached hereto.

         In the last quarter of 1998, the Company entered into an exclusive licensing agreement with Revolution with a term expiring in January 2014 (the "Revolution Agreement"). Revolution and Protek have entered into an agreement that provides that Protek may acquire Revolution's rights under this license, subject to Protek's obtaining adequate financing for such purchase. Pertaining to the field of FAA-controlled airport and airline employee security and identification systems, the license was granted for a fee of $500,000, payment of which is subject to delivery of a biometric fingerprint recognition card incorporating the Technology at a cost of less than $20 per card. The license also includes an agreement for on-going royalty payments to the Company of 6% of Revolution's gross product sales. The Company considers this license to be within a narrow and definable field so as to cause no material problems for the Company's new, non-exclusive licensing system. The $500,000 license fee has not been paid to date. For more information regarding the Revolution Agreement, see
Exhibit 6.03 attached hereto.

         In February of 1999, the Company granted to Power^Up an exclusive license (the "Power^Up Agreement") to use the Technology in connection with identification, access and security cards, associated systems and equipment of whatever type used in the hotel security industry, including hotel door locking devices, in-room safes, mini bars and all associated security systems worldwide. The initial term of the license is twenty years. The license was granted for an initial fee of $25,000, and an additional fee of $350,000 will be due upon delivery and acceptance of a first working prototype. The license also includes an agreement for on-going royalty payments to the Company of 6% of Power^Up's gross product sales. The Company considers this license to be within a narrow and definable field so as to cause no material problems for the Company's new, non-exclusive licensing system. The $350,000 fee has not been paid to date. For more information regarding the Power^Up Agreement, see Exhibit 6.05 attached hereto.

         In October of 1999, the Company granted to BrentScott an exclusive license (the "BrentScott Agreement") to use the Technology in connection with identification, access and security cards, associated systems and equipment of whatever type for all fields of use (except fields of use already subject to license) within the member States of the Gulf Cooperation Counsel States in the Middle East, consisting of the Kingdom of Saudi Arabia, Kuwait, Bahrain, U.A.E., Oman and Qatar. The initial term of the license is three (3) years and may be renewed for sequential one (1) year periods for a renewal fee of $10,000 per year. The license was granted for an initial fee of $25,000, paid and payable as follows: $2,000 upon execution of the agreement and $23,000 payable within ten
(10) days after BrentScott's receipt of a functioning/demonstrable and stand-alone operational product. Pursuant to the terms of the license, the Company does not collect a royalty from BrentScott, but instead collects a surcharge from authorized manufacturers from whom BrentScott must purchase the finished products. For more information regarding the BrentScott Agreement, see
Exhibit 6.01 attached hereto.

         RESEARCH AND DEVELOPMENT

         IDTEK has spent considerable management time on the development of the Technology over the last three years; however, pursuant to the IRE Agreement, IRE is responsible for research and development with respect to the Technology. IRE has expended over $500,000 in engineering development costs from July 1997 to September 1999 on the development of the current DCC prototype. Pursuant to the IRE Agreement, IRE is currently responsible for developing the Technology for its intended uses. The Company has entered into negotiations with IRE with respect to taking over and completing such development. Although the IRE Agreement provides that IRE must proceed diligently to develop the technology, the Company is not prohibited from engaging in its own research and development. However, there can be no assurances that the Company will have the financial resources or ability to conduct such research and development. Furthermore, there can be no assurance that the Company will (or will have the resources to) enforce IRE's contractual obligation if IRE ceases its research and development activities. IRE has also taken the position in its negotiations with the Company that the Company is not entitled to access, possession or ownership of the development work-product to date unless the Company makes additional financial concessions to IRE. If the negotiations with IRE are successful, the Company would expect to take over such development by early 2000, and the Company expects that an additional $2,000,000 in capital will be required and that two engineers would be engaged to implement the development.

         EMPLOYEES

         As of September 30, 1999, the Company engaged two full-time employees, three part-time employees and twelve independent contractors. Both full-time employees are involved in administrative and finance matters, and the three part-time employees assist the full-time employees with administrative and finance matters. The independent contractors are engaged primarily in marketing and sales of licenses of the Technology.

         REPORTS TO SECURITY HOLDERS

         Prior to the filing of this Form 10-SB, the Company was not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 150 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.

         CERTAIN ADDITIONAL CONSIDERATIONS

         In addition to the other information presented herein, the following information should be considered carefully in evaluating the Company and its business.

         LACK OF PROFITS AND GOING CONCERN. The Company has yet to generate any significant revenues or profits and, for the years ended December 31, 1997 and 1998, and for the period from January 1, 1998 to September 30, 1999, the Company incurred net losses of $1,684,313, $1,426,725 and $349,936, respectively.
The Company anticipates that net losses will continue for the foreseeable future. There can be no assurance that the Company will be able to generate significant revenues or operate successfully. The report of the Company's independent certified public accountants on the Company's audited financial statements includes an additional paragraph which refers to uncertainties as to the Company's ability to continue to operate as a going concern.

         DEVELOPMENT STAGE COMPANY. IDTEK is in its development stage and has no commercial products. Further, the Company will face the same challenges experienced by other development stage companies, including, but not limited to, developing market acceptance for its proposed products.

         TECHNOLOGY. The Company owns the Technology, subject to the licenses which the Company has already granted (see LICENSING AND LICENSE AGREEMENTS, above). Accordingly, the Company does not have complete rights to exploit the Technology in all markets. The success of the Company, therefore, will depend upon collection of royalties, fees and manufacturing surcharges from its licensees and manufacturers of products containing the Technology, and its ability to sell licenses in other markets. Furthermore, to date, the Company has depended on IRE for research and development of the Technology. The Company has initiated discussions with IRE regarding taking over further development of the Technology. If the Company is not successful in such negotiations, or cannot reach mutually acceptable terms with IRE, the Company would have to engage in research and development without the benefit of the materials and work performed by IRE. If the Company is successful in such negotiations, there can be no assurance that the Company will have the technical ability or financial resources to successfully develop the Technology.

         LIMITED SALES AND MARKETING; MARKET ACCEPTANCE. The Company has recently begun developing its licensing, marketing and distribution system. However, there can be no assurance that such efforts will be successful or that the Company will be able to attract and retain qualified individuals with marketing and sales expertise. The Company's future success will depend, among other factors, upon the extent to which end users acquire, adopt and continue to use the Company's products. There can be no assurance that the Company's products will gain wide acceptance.

         CHANGES IN TECHNOLOGY. The Company's industry is subject to rapid technological change and intense competition. There can be no assurance that the Company will be able to keep pace with this change. The Company's products could become subject to technological obsolescence and there can be no assurance that the Company will be able to adapt to rapidly changing technology. If the Company is unable for technological or other reasons to develop products on a timely basis in response to technological changes, or if the Company's products or product enhancements do not achieve market acceptance, the Company's business would be materially and adversely affected.

         NEED FOR ADDITIONAL FUNDS. The Company expects that it will need to raise substantial additional capital to fund the ongoing development and expansion of its business, including its research, development, marketing and sales efforts, and to attain profitability. There is no assurance that any additional funds needed will be available to the Company on favorable terms, or at all. Although based on assumptions that the Company considers reasonable, there is also no assurance that the Company's estimate of its anticipated liquidity needs is accurate or that new business developments or other unforeseen events will not occur, resulting in the need to raise additional funds. In addition, it is probable that raising additional funds will result in a substantial dilution to the Company's existing investors.

         COMPETITION. The Company is engaged in a rapidly evolving field. Competition from other companies is intense and expected to increase. Many of the Company's competitors have substantially greater resources, research and development staffs, sales and marketing staffs, and facilities than does the Company. In addition, other recently developed technologies are, or may in the future be, the basis of competitive products. There can be no assurance that the Company's competitors will not develop technologies and products that are more effective than those being developed by the Company or that would render the Company's technology and products obsolete or noncompetitive.

         DEPENDENCE ON KEY PERSONNEL. The Company's operations are materially dependent upon the services of Mr. J. Phillips L. Johnston, the President and CEO of the Company, and Mr. William F. Lane, the Chairman, Treasurer and founder of the Company. The loss of the services of either of these individuals could have a material adverse effect on the Company. There can be no assurance that the Company will retain Mr. Johnston or Mr. Lane in its employ, or that it will successfully attract and retain additional or replacement personnel with the requisite experience and capabilities to enable the Company to profitably and effectively evaluate, develop and market the Technology. The Company expects to secure a term life insurance policy on the life of Mr. Johnston in the amount of $500,000 (payable to the Company) in January 2000.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The Company has had only nominal revenue since inception, consisting primarily of non-refundable earnest payments for licenses of the Technology. No additional revenue is expected until the two-chip COB card is completed, which is expected to occur in the fall of 2000. Initially, such revenues will be derived from contractually-required license balances, but are expected to be less than $1,000,000. The Company does not expect to generate additional revenues until 2002 when the Company anticipates that royalties will commence as licensees begin selling cards incorporating the Technology to end users. However, the Company can give no assurances that it will generate any such additional revenues.

         To date, the Company has financed its operations primarily through the sale of its common stock and the issuance of debentures and has been dependent upon outside sources of financing for continuation of operations. The Company currently has sufficient cash to satisfy its cash requirements into the first quarter of 2000. The Company plans to seek additional equity financing of $1,000,000 in December 1999, although there can be no assurance that such financing will be obtained. The Company's current cash expenditure (burn) rate is $37,000 per month.

         The Company has entered into negotiations with IRE with respect to taking over and completing development of the Technology. If such negotiations are successful, the Company would expect to take over such development by early 2000, and the Company expects that an additional $2,000,000 in capital will be required and that two engineers would be engaged to implement the development. Further, the Company believes that monthly cash expenditures would likely double.

         The Company's capital requirements will depend on numerous factors, including the progress of its research and development and whether it takes over from IRE development of the Technology; the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; the economic impact of competing technologies; the costs of implementing and operating a marketing and licensing system; and the terms of any new collaborative, licensing and other arrangements that the Company may establish.

         Management has identified three principal risks that may have a material impact on the Company: (1) inability to raise additional capital; (2) inability to complete development of the Technology; and (3) inability to attract customers to applications in which benefits exceed the costs of the card. In management's view, because of the two and one-half year development period to date, raising additional capital is the Company's major risk. Further, management believes that the second most important risk for the Company is selecting the most appropriate applications and markets for the Company's initial product(s). If the Company is not successful in placing the Technology in the most suitable applications and markets initially, the Company's current and anticipated capital will not enable the Company to generate positive cash flow.

ITEM 3.       DESCRIPTION OF PROPERTY.

         The Company's principal office is located on North Carolina State University's Centennial Campus at 920 Main Campus Drive, Suite 400, Raleigh, North Carolina 27606. These offices contain approximately 500 square feet and are leased on a month-to-month basis. The Company also maintains an office in Wilson, North Carolina at 2506 West Nash Street, Suite C, Wilson, North Carolina 27896. This lease is for approximately 150 square feet and is also on a month-to-month basis. The Company's aggregate monthly rent obligation is $1,700.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information regarding the beneficial ownership of the shares of the Company's common stock as of October 31, 1999, by (i) each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of the Company's common stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group:

 NAME AND ADDRESS                 AMOUNT AND NATURE OF         PERCENT OF CLASS
OF BENEFICIAL OWNER           SHARES BENEFICIALLY OWNED (1)       OUTSTANDING
-------------------           -----------------------------       -----------

William F. Lane (2) (3)               2,527,104                      30.17%
2506 W. Nash Street
Suite C
Wilson, NC 27896

J. Phillips L. Johnston (3)              50,000                       0.06
Venture Bldg. II
NCSU Centennial Campus
920 Main Campus Drive
Suite 400
Raleigh, NC  27606

Ira A. Hunt, Jr.(3)                     490,000                       5.85
7102 Capitol View Drive
McLean, VA  22101

Joe S. Wakil (3)                         97,006                       1.16
2928 Carnagie Street
Houston, TX  77005

Glenn J. Kline (3)                            0                       0.00
Venture Bldg. II
NCSU Centennial Campus
920 Main Campus Drive
Raleigh, NC  27606

Harold H. Reddick, Jr. (3)                    0                       0.00
1216 Hunting Ridge Road
Raleigh, NC  27615

NAME AND ADDRESS                                AMOUNT AND NATURE OF               PERCENT OF CLASS
OF BENEFICIAL OWNER                        SHARES BENEFICIALLY OWNED (1)              OUTSTANDING
-------------------                        -----------------------------              -----------

Kaye B. Amick                                              858,939                       10.25
1809 Faison Road
Durham, NC  27896

Information Resource Engineering, Inc.                   1,120,660                       13.38
8029 Corporate Drive
Baltimore, MD  21236

All Directors and Executive Officers as                  3,164,110                       37.77
a Group (6 persons)

--------------------------

                  (1) Includes shares as to which such persons have the right to acquire beneficial ownership upon exercise of options which are exercisable within sixty (60) days hereof, as follows: Mr. Lane - 100,000; Mr. Hunt - 250,000; Mr. Johnston - 50,000; and Mr. Wakil -
         90,000.

                  (2) Mr. Lane owns his shares as a joint tenant with his wife, Barbara D. Lane.

                  (3) Officer and/or Director of the Company.

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following is a list of the names and ages of all directors and executive officers of the Company:

                                                                    DIRECTOR OR
NAME                       AGE               POSITION              OFFICER SINCE
----                       ---               --------              -------------

William F. Lane            66         Chairman and Treasurer        March 1994
Ira A. Hunt, Jr.           75               Director                 July 1997
J. Phillips L. Johnston    59             CEO, President             June 1997
                                           and Director
Joe S. Wakil, MD           37               Director                 July 1999
Glenn J. Kline             36               Director              September 1999
Harold H. Reddick, Jr.     44               Secretary             December 1997

         Mr. Lane served as Chairman, President, Treasurer and Chief Executive Officer of the Company from March 1994 to September 1999. He currently serves as Chairman of the Board and Treasurer and his term of office as a Director is set to expire in March 2000. He is the Company's founder and has been active in various industries for over thirty-five years. Mr. Lane has been president of three different trade associations and served the State of North Carolina as Assistant

Secretary of Commerce for three years and as a Deputy Commissioner of Motor Vehicles for two years. Mr. Lane was the founder of four companies which he later sold to public companies. Mr. Lane is a graduate of North Carolina State University. He is also a graduate of The National Association of Small Business Investment Companies Management School and the Governor's Executive Management Program.

         Mr. Hunt has served the Company as a Director since July of 1997. His term of office as a Director is set to expire in March 2000. Mr. Hunt is a graduate of the United States Military Academy in West Point, New York. He served thirty-three years in various command and staff positions in the United States Army before retiring from active service as a Major General in 1976. Subsequently, Mr. Hunt was President of Pacific Architects and Engineers in Los Angeles, California, and as a Vice President of Frank E. Basil, Inc. in Washington, DC; both organizations maintain worldwide operations focusing upon security matters. Currently, Mr. Hunt serves as a Director of IRE. Mr. Hunt has a Masters of Science degree in civil engineering from the Massachusetts Institute of Technology, an MBA from the University of Detroit, a Doctor of the University degree from the University of Grenoble, France, and a Doctor of Business Administration degree from George Washington University.

         Mr. Johnston has served the Company as a Director since June of 1997. His term of office as a Director is set to expire in March 2000. Mr. Johnston was formerly the Chairman, President and CEO of Pilot Therapeutics, Inc. from October 1998 to September 1999, Digital Recorders, Inc. (NASDAQ-TBWS) for nine years until April 30, 1998, DataPix, Inc. and Currier Piano Company. He was the CEO and Chairman of Norman Perry and Chantry Lamp Company and the Erwin-Lambeth Company. He is the former administrator of North Carolina Credit Unions. Mr. Johnston is a co-founder and founding Chairman of the Board of the North Carolina Electronics and Information Technology Association. In 1997, Mr. Johnston was named the Emerging Entrepreneur of the Year by the Council for Entrepreneurial Development. Mr. Johnston has a Bachelor degree in Economics from Duke University and a Doctor of Jurisprudence degree from the University of North Carolina Chapel Hill Law School. Additionally, he attended New York University Business School and the John F. Kennedy School of Government at Harvard University.

         Dr. Wakil has served the Company as a Director since July of 1999. His term of office as a Director is set to expire in March 2000. Dr. Wakil has over fifteen years of experience in the medical products industry. In 1983, he co-founded Corazonix Corporation, a cardiovascular instrument manufacturer concentrating in the ultrasound and electrophysiology products areas. Corazonix eventually licensed technologies to A.H. Robins, Hewlett Packard and Arrhythmia Research Technologies. In 1986, Dr. Wakil founded Eyesys Technologies, Inc. ("Eyesys"), a technology development company focusing on the eye-care field. Eyesys has grown to become a $10 million operation and is largely credited with establishing the field of corneal topography. Eyesys markets and sells its products worldwide to over 30,000 ophthalmologists and optometrists in more than 80 countries. Dr. Wakil has held various positions with Eyesys, including President, CEO and Chairman of the Board. In 1997, Eyesys was sold to Premier Laser Systems, Inc. Dr. Wakil has served on the boards of several wellness and prevention companies, including Science Based Health, Inc., an international laser refractive surgery center operator with over $24 million in annual revenues. His formal education includes a Bachelor of Science degree in Biomedical Engineering from Duke University, a Master's in Electrical Engineering from Rice University, and a medical degree from Baylor College of Medicine in Houston, Texas. Dr. Wakil is also on the boards of Tray Technologies, LLC and Aris Vision Institute.

         Mr. Kline has served the Company as a Director since September of 1999. His term of office as a Director is set to expire in March 2000. Mr. Kline is currently the managing director of Centennial Venture Partners, LLC, a venture capital investment firm, and he has served in such capacity since February of 1998. During the period from September 1994 to January 1998, Mr. Kline was a senior director of Del Monte Foods Co. and served as head of the Strategic Planning and Business Development Group. Mr. Kline received his Bachelor of Arts degree from Pomona College and his Master's of Business Administration from UCLA.

         Mr. Reddick has served the Company as its Secretary since December 1997. His term of office as the Company's Secretary expires in March 2000. Since 1992, Mr. Reddick has served as an independent financial advisor, marketing consultant and management advisor to early-stage companies. Mr. Reddick is a graduate of Wake Forest University.

         SIGNIFICANT EMPLOYEES OR CONTRACTORS

         Katherine A. Chandler is an independent contractor and has been engaged to provide controller services to the Company. Ms. Chandler formed Chandler Consulting, Inc. ("CCI") in 1997. CCI provides temporary controller services and performs all types of finance related projects for small businesses. During the period from 1992 to 1997, Ms. Chandler served as Finance Director for Qualex, Inc., a photofinishing company with $1 billion in revenues and 12,000 employees. Prior to Qualex, Ms. Chandler was a senior accountant at Ernst & Young, LLP. Ms. Chandler received her Bachelor of Science degree in accounting from the University of North Carolina at Chapel Hill.

         Edward M. Collins is engaged as the assistant to the President. Mr. Collins received his Bachelor of Arts degree from the University of North Carolina at Charlotte in 1992 and expects to receive his Master of Business Administration from Wake Forest University in May 2000. Mr. Collins served as an intern in the Information Technology Special Projects Unit at Carolina Power & Light during the Summer of 1999 and was a Senior Application Consultant at Marsh Software Systems from 1995 to 1998 and an Application Consultant for Marsh from 1992 to 1995.

         FAMILY RELATIONSHIPS

         There are no family relationships among directors or executive officers.

ITEM 6.       EXECUTIVE COMPENSATION.

         The following table sets forth certain information regarding the annual compensation for services to the Company for the fiscal year ended December 31, 1998 with respect to the Company's Chief Executive Officer and all other executive officers as of December 31, 1998 who earned more than $100,000 in salary and bonus during such fiscal year:

                                                         ANNUAL COMPENSATION                LONG TERM COMPENSATION
                                                  ---------------------------------- -------------------------------------
  Name and Principal                                                                             Securities
      Position                                                                                Underlying Options
                                      Year                     Salary
-------------------------------- ---------------- ---------------------------------- -------------------------------------
                                 10/99-12/99                   $37,500                               None
J. Phillips L. Johnston,              1998                     $     0
President and CEO (1)                 1997                     $     0
                                      1996                     $     0

                                 1/99-12/99                    $30,000                               None
William F. Lane Chairman and          1998                     $26,125
Treasurer (2)                         1997                     $ 4,320
                                      1996                     $     0

-------------------

                  (1) Mr. Johnston is the current President and CEO of the Company. The effective date of his appointment to such positions was September 1, 1999. Mr. Johnston is not currently serving as an officer of the Company pursuant to any written employment agreement; however, the Company has presented to Mr. Johnston a compensation package (which Mr. Johnston has not yet accepted) containing the following salient points: (a) annual salary of $150,000, subject to possible increases once the Company has raised additional capital; (b) incentive stock options to purchase 250,000 shares of the Company's common stock to vest quarterly over three years, subject to the terms and conditions of the Company's 1999 Incentive Stock Option Plan (as described below);
         (c) eligibility for additional stock options, salary increases and bonuses based on the attainment of mutually agreed upon annual milestones; (d) participation in employee benefit plans made available from time to time to the Company's executive officers; and (e) the arrangement is deemed to be at will so that either party may terminate the arrangement at any time for any reason.

                  (2) Mr. Lane served as the Company's CEO and President from March 1994 to September 1999. He currently serves as the Company's Chairman and Treasurer.

         STOCK OPTION PLAN

         The Company's Board of Directors adopted the Company's 1999 Stock Option Plan (the "Plan") in September 1999. The Plan has not yet been approved by shareholders. Prior to adoption of the Plan, the Company issued options (non-qualified) to purchase 666,000 shares of the Company's common stock to officers, directors and consultants of the Company. The purchase price for shares pursuant to such non-qualified options ranges from $1.00 to $1.50 per share.

         The purpose of the Plan is to enable the Company to offer to its key employees, officers, directors, consultants and sales representatives whose past, present and/or potential contributions to the Company have been, are or will be important to the success of the Company, an opportunity to acquire a proprietary interest in the Company. The total number of shares of the Company's common stock reserved and available for distribution under the Plan is 1,383,148 shares. These shares will underlie the options issued by the Company pursuant to the Plan. The optionholders will not be protected against dilution if the Company should issue additional shares in the future. Neither the options nor the shares underlying the options have preemptive rights. For more information regarding the Plan, see Exhibits 6.07 and 6.08 attached hereto.

         The Company does not currently maintain any performance-based incentive plans, although the compensation committee of the Board of Directors expects to consider such a plan in 2000 for the Company's President and CEO.

         Non-officer board members are entitled to receive $250 plus travel expenses for attending meetings of the Company's Board of Directors. Since inception, the Company has granted Directors of the Company non-qualified options to purchase Company common stock, as follows:

                                               No. of            Purchase Price
Name of Director               Year        Options Granted          Per Share
----------------               ----        ---------------          ---------

William F. Lane                1999               0                    --
                               1998            100,000                $1.00
                               1997               0                    --

J. Phillips L. Johnston        1999          50,000 (1)               $1.00
                               1998               0                    --
                               1997               0                    --


Ira A. Hunt, Jr.               1999            50,000                 $1.00
                               1998               0                    --
                               1997            200,000                $1.00


Joe S. Wakil, MD               1999            90,000              $1.00-$1.50
                               1998               0                    --
                               1997               0                    --

Glenn J. Kline                 1999               0                    --
                               1998               0                    --
                               1997               0                    --
-------------------------

                  (1) These options were granted to Mr. Johnston prior to his being named as the Company's CEO and President.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         In July 1997, Director Ira A. Hunt, Jr. was granted options (non-qualified) to purchase 200,000 shares of the Company's common stock for $1.00 per share for his efforts in negotiating and securing the IRE Agreement. Director Hunt also earned $250 for his efforts in securing the BrentScott Agreement. Director Hunt loaned the Company $5,460 in the summer of 1999 and was repaid in full in July 1999.

         Director William F. Lane loaned the Company $15,000 in 1999 and was repaid in full in September 1999. Director Lane received 1,927,750 shares of the Company's common stock when the Company was capitalized in 1996.

         In September 1999, Director Joe S. Wakil received $5,000 from the Company to conduct a marketing study for the Company.

ITEM 8.       DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of 50,000,000 shares designated as follows: (a) 49,700,000 shares of common stock, no par value per share, of which 8,377,583 shares are outstanding as of October 31, 1999, and (b) 300,000 shares of Series A Preferred Stock, $0.001 par value per share, of which no shares are outstanding as of October 31, 1999. The following summary description of the Company's securities is qualified in its entirety and should be read in conjunction with the Company's Articles of Incorporation, as amended (see Exhibit 2.01 attached hereto), Bylaws (see Exhibit 2.02 attached hereto), the Investor Rights Agreement (as described below and attached hereto as Exhibit 3.10) and the various warrant and debenture documents described below and attached hereto as exhibits.

         COMMON STOCK

         Holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any members of the board of directors. However, holders of a majority of the Company's common stock have executed an Investor Rights Agreement (see Exhibit 3.10 attached hereto) together with Centennial Venture Partners, LLC ("CVP") that provides that such shareholders shall vote their shares in such a manner so that the Company's board of directors will be comprised of five (5) directors and that a designee of CVP shall be elected as a director so long as CVP owns 50,000 shares of common stock or the Company's Series A Preferred Stock, or has rights to acquire 266,667 shares of the Company's Series A Preferred Stock. All of the shares of common stock currently issued and outstanding are fully paid and non-assessable. The holders of common stock are entitled to such dividends as may be declared from time to time by the board of directors from funds available therefor (provided, however, that no dividends may be paid on the common stock unless equivalent dividends are then declared and paid on the Series A Preferred Stock), and upon liquidation they are entitled to receive pro rata all assets of the Company available for distribution to such holders (subject to the rights of the holders of the Series A Preferred Stock).

         The Company's transfer agent for its common stock is Florida Atlantic Stock Transfer, Inc.

         PREFERRED STOCK

         The Company's Articles of Incorporation, as amended, provide for the issuance of Series A Preferred Stock; however, no shares of such stock are currently issued and outstanding. Shares of the Series A Preferred Stock are convertible into shares of common stock by the holders thereof at any time. Such shares are also automatically convertible upon the Company's initial public offering of its common stock. The conversion rate is set forth in the Company's Articles of Incorporation, as amended, and provides for full-ratchet anti-dilution protection. The holders of Series A Preferred Stock are entitled to receive dividends out of the assets of the Company legally available therefor as declared from time to time by the board of directors. Holders of the Series A Preferred Stock are entitled to receive, prior and in preference to any distribution to holders of common stock, an amount equal to $2.00 per share in the event of any liquidation, dissolution or winding up of the Company. After payment of such liquidation preference, holders of the Series A Preferred Stock and holders of the common stock will share ratably the remaining assets and funds of the Company legally available for distribution. Holders of shares of Series A Preferred Stock are entitled to the number of votes equal to the number of shares into which such Series A Preferred Stock could be converted and otherwise have voting rights and powers equal to the voting rights and powers of the common stock. The Series A Preferred Stock also enjoys the benefits of redemption rights and preemptive (or first participation) rights, as more fully described in the Company's Articles of Incorporation, as amended. The Investor Rights Agreement restricts the ability of the Company to merge, sell all or substantially all of the assets of the Company or take certain other actions unless holders of fifty percent (50%) or more of the Series A Preferred Stock consent to the taking of such actions.

         12% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002

         The Company has issued $185,000 worth of debentures that mature in April of 2002 at 12% interest, paid annually in arrears (the "12% Debentures") (see Exhibits 3.01 and 3.02 attached hereto). Upon conversion by the holder at any time, the 12% Debentures will be converted into the Company's common stock at $2.00 per share, including accrued interest. Upon forced conversion by the Company in the event of an acquisition, merger or new public share offering, the 12% Debentures will be converted at $2.50 per share or greater. The 12% Debentures carry a three-year option to buy 10,000 shares of the Company's common stock for every $50,000 in principal amount held at a purchase price of $2.75 per share. The debenture holders have been granted certain demand and piggy-back registration rights to register shares of the Company's common stock received upon conversion of the 12% Debentures. The indebtedness evidenced by the 12% Debentures is subordinated to the prior payment of all senior debt of the Company. Senior debt is defined as any indebtedness of the Company for borrowed money outstanding at any time, except debt that by its terms is not senior in right of payment to the 12% Debentures.

         CENTENNIAL VENTURE PARTNERS, LLC DEBENTURES AND WARRANTS

         The Company has also issued a $300,000 debenture to CVP (see Exhibits
3.05 and 3.10 attached hereto; the "CVP Debenture"). The CVP Debenture is payable on demand of CVP not earlier than September 24, 2000 (unless an event of default or certain exercise events have occurred, such as mergers or sales effecting a change in control of the Company). The CVP Debenture bears simple interest at the rate of eight percent (8%) per annum from the date of issuance until the date paid. The CVP Debenture is convertible into shares of Series A Preferred Stock on demand of CVP at any time or automatically upon a qualified public offering (as defined in Exhibit 3.02 attached hereto). The initial conversion rate is $2.00 per share and CVP enjoys full-ratchet anti-dilution protection.

         In connection with the issuance of the CVP Debenture, the Company issued to CVP various warrants (collectively, the "CVP Warrants") to purchase shares of the Company's common stock, as follows:

 Title of                                     Purchase Price
 Warrant          No. of Shares              Per Warrant Share
 -------          -------------              -----------------

  WC-1               450,000                $0.30 to $5.00 (increasing
                                            sliding scale over 10 years)

  WC-2               150,000                $0.01

  WC-3               200,000                $0.50

  WC-4           Variable; up to            Fair market value (based on
                 $500,000 worth             most recent financing by in-
                 of common stock            stitutional investors or, if none
                                            within prior 12 months, as
                                            determined by third-party
                                            valuation expert)

The CVP Warrants are exercisable at various times (as described in Exhibits 3.06, 3.07, 3.08 and 3.09) at the election of CVP. Each CVP Warrant is subject to full-ratchet anti-dilution protection. Furthermore, CVP may exercise each CVP Warrant and receive shares of common stock without the payment of any additional consideration to the Company based on the value of the warrant as determined in accordance with the formula set forth in each warrant. The Company has granted CVP certain demand and piggy-back registration rights to register shares of the Company's common stock received upon conversion of the CVP Debentures or upon exercise of the CVP Warrants.

         HUTCHISON & MASON PLLC WARRANTS

         The Company has issued to Hutchison & Mason PLLC (the Company's former counsel) a warrant (the "H&M Warrant") to purchase 20,000 shares of the Company's common stock at a purchase price of $3.33 per share. The warrant expires on November 15, 2001. The Company has granted Hutchison & Mason PLLC certain piggy-back registration rights to register shares of the Company's common stock received upon exercise of the H&M Warrant (see Exhibit 3.03 attached hereto).

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

         The Company's common stock is listed on the Over the Counter Bulletin Board ("OTCBB") under the symbol "IDTK." Although quotations for the Company's common stock appear on the

OTCBB, there is no established trading market for the Company's common stock. For the past calendar year and from December 31, 1998 to the present, transactions in the common stock can only be described as sporadic. Consequently, the Company believes that any published prices cannot be attributed to a liquid and active trading market and, therefore, are not indicative of any meaningful market value.

         The following table sets forth for the respective periods indicated, the prices of the Company's common stock in the over-the-counter market, as reported and summarized by the OTCBB. Such prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions or adjustments and may not represent actual transactions.

Calendar Quarter Ended         High Bid ($)             Low Bid ($)
----------------------         ------------             -----------

June 30, 1998                    5.500                    1.500
September 30, 1998               4.000                    1.938
December 31, 1998                3.250                    1.125

March 31, 1999                   2.750                    1.063
June 30, 1999                    3.500                    1.188
September 30, 1999               2.000                    0.875

         The Company's common stock is subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

         The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

         For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, the monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

         As of October 31, 1999, there were 214 holders of record of the Company's common stock and the Company had 8,377,583 shares of common stock issued and outstanding. Of the issued and outstanding common stock, 2,126,780 shares are free trading and 6,250,803 shares are restricted stock as that term is used in Rule 144.

         As of the date hereof, approximately 1,765,500 shares of the Company's common stock are subject to outstanding warrants, option and conversion rights. The foregoing number of shares does not include the $500,000 worth of common stock issuable pursuant to the CVP warrant entitled WC-4 since the fair market value purchase price has not been calculated.

         The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

ITEM 2.       LEGAL PROCEEDINGS.

         The Company is not a party to any pending material legal proceeding, nor is any such proceeding contemplated. To the knowledge of management, no federal, state or local governmental agency is presently contemplating or proceeding against the Company. To the knowledge of management, no director, officer or affiliate of the Company or owner of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES.

         During an offering period ending on November 21, 1997, the Company sold 153,333 shares of common stock at a price of $5.00 per share in a private placement offering. The private placement offering was exempt from registration in reliance on Rule 504 of Regulation D under the Securities Act for limited offerings under $1,000,000.

         During an offering period from April 1999 through the end of June 1999, the Company sold $185,000 worth of the 12% Debentures. The 12% Debentures were issued to nine individuals living in North Carolina, one individual living in Ohio, one individual living in California and one individual living in Georgia. The transaction was exempt from registration in reliance on Section

4(2) and Regulation D promulgated under the Securities Act. For more details regarding the terms of the 12% Debentures, see Exhibits 3.01 and 3.02 attached hereto and the section above entitled "Item 8. Description of Securities; 12% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002."

         On December 31, 1997, the Company issued the H&M Warrant. The H&M Warrant was initially issued for 80,000 shares at a purchase price $5.00 per share, but was later amended to its current terms of 20,000 shares at a purchase price of $3.33 per share. For more information regarding the terms of the H&M Warrant, see Exhibit 3.03 attached hereto and the section above entitled "Item
8. Description of Securities; HUTCHISON & MASON PLLC WARRANT."

         On September 24, 1999, the Company issued the CVP Debenture and the CVP Warrants. For more information regarding the terms of the CVP Debenture and the CVP Warrants, see Exhibits 3.05, 3.06, 3.07, 3.08, 3.09, 3.10 and 3.11 attached hereto and the section above entitled "Item 8. Description of Securities; CENTENNIAL VENTURE PARTNERS, LLC DEBENTURES AND WARRANTS."

ITEM 4.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The North Carolina Business Corporation Act (the "NCBCA") requires the Company to indemnify its officers and directors who have been wholly successful, on the merits or otherwise, in the defense of any actual or threatened proceeding to which he was, or was threatened to be made, a party because he is or was a director or officer of the Company. Additionally, the NCBCA allows the Company, under certain circumstances, to indemnify its officers and directors who have been named or threatened to be named a party to a proceeding because he or she was acting in that capacity.

         The Company's Articles of Incorporation, as amended, provide that a director's personal liability shall be eliminated or limited to the fullest extent permitted by applicable law. The Company's Bylaws provide for the indemnification of the Company's directors, officers, employees or agents under certain circumstances. The full text of such indemnification provisions is set forth in the copy of the Articles of Incorporation, as amended, attached hereto as Exhibit 2.01 and the copy of the Bylaws attached hereto as Exhibit 2.02.

                              FINANCIAL STATEMENTS

         Copies of the financial statements specified in Item 310 of Regulation S-B are filed with this Form 10-SB, as follows:

         INDEX TO FINANCIAL STATEMENTS

                                                                       Page No.
                                                                       --------

Report of Certified Public Accountant

Balance Sheet - As of December 31, 1998 and 1997

Combined Statements Of Operations And Retained Earnings
  Period from March 16, 1994 (Date of Inception) to
  December 31, 1998

Statement of Cash Flows
  Period from March 16, 1994 (Date of Inception) to
  December 31, 1998

Notes to Financial Statements

Condensed Balance Sheet
  September 30, 1999 and December 31, 1998 (Unaudited)

Condensed Statements of Income
  For the Nine Months Ended September 30, 1999 and 1998 (Unaudited)

Condensed Statements of Cash Flows
  For the Nine Months Ended September 30, 1999 and 1998 (Unaudited)

Notes to Condensed Financial Statements (Unaudited)

PRICEWATERHOUSECOOPERS

                                                     PricewaterhouseCoopers LLP
                                                   150 Fayetteville Street Mall
                                                                     Suite 2300
                                                               Raleigh NC 27601
                                                       Telephone (919) 755 3000
                                                       Facsimile (919) 755 3030

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
and Stockholders of
ID Technologies Corporation

In our opinion, the accompanying balance sheets and the related statements of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of ID Technologies Corporation (the "Company"), a development stage company, at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended and the period from inception (March 16, 1994) through December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company, has not yet generated significant sustainable revenues, has suffered recurring losses from operations, has a working capital deficit, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  PricewaterhouseCoopers LLP

August 26, 1999

ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                                  1998              1997

                     ASSETS
Current assets:
     Cash and cash equivalents                                              $      8,254       $   141,412
     Notes receivable                                                             13,270             3,000
     Prepaid expenses                                                                150             1,650
                                                                            ------------     -------------
         Total current assets                                                     21,674           146,062

Equipment, net                                                                     1,174               335
Intangible assets, net                                                            21,537            25,622
                                                                            ------------      ------------

         Total assets                                                        $    44,385       $   172,019
                                                                             ===========       ===========

              LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
     Accounts payable and accrued liabilities                                $    61,612       $    51,015
     Note payable to shareholder                                                  42,750                 -
                                                                             -----------   ---------------
         Total current liabilities                                               104,362            51,015
                                                                              ----------        ----------

Deferred revenue                                                                  93,000            18,000
Commitments and contingencies (Note 11)                                                -                 -

Shareholders' equity (deficit):
     Common stock, no par value, 50,000,000 shares authorized,
        8,175,833 and 8,153,333 shares issued and outstanding
        at December 31, 1998 and 1997, respectively                              282,953           282,953
     Additional paid-in capital                                                2,707,383         1,536,639
     Deficit accumulated during development stage                             (3,143,313)       (1,716,588)
                                                                              -----------       -----------
         Total shareholders' equity (deficit)                                   (152,977)          103,004

         Total liabilities and shareholders' equity (deficit)                $    44,385       $   172,019
                                                                             ===========       ===========

   The accompanying notes are an integral part of these financial statements.

ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1998 AND 1997 AND THE
PERIOD FROM INCEPTION (MARCH 16, 1994) THROUGH DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                       PERIOD FROM
                                                                                        INCEPTION
                                                                                       (MARCH 16,
                                                                                      1994) THROUGH
                                                                                      DECEMBER 31,
                                                     1998              1997               1998

License revenue                                $      50,000    $      40,000      $      90,000
Operating expenses:
     Research and development                        192,319          201,908            394,227
     Selling, general and administrative           1,284,904        1,522,405          2,839,584
                                                 -----------      -----------        -----------

Loss from operations                              (1,427,223)      (1,684,313)        (3,143,811)

Other income (expense):
     Interest income                                   1,157                -              1,157
     Interest expense                                   (659)               -               (659)
                                              --------------- ---------------     ---------------
        Other income (expense), net                      498                -                498
                                              --------------  ---------------     --------------

Net loss                                         $(1,426,725)     $(1,684,313)       $(3,143,313)
                                                 ============     ============       ============

   The accompanying notes are an integral part of these financial statements.

ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
PERIOD FROM INCEPTION (MARCH 16, 1994) THROUGH DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                              DEFICIT
                                                                                            ACCUMULATED
                                                      COMMON STOCK            ADDITIONAL      DURING
                                                      ------------              PAID-IN     DEVELOPMENT
                                                  SHARES          AMOUNT        CAPITAL        STAGE        TOTAL
Balance at March 16, 1994                               - $             - $            - $              - $       -
Issuance of common shares for cash and
   noncash consideration                         1,595,200          366           33              -          399

Net loss                                                 -            -            -           (123)        (123)
                                               ===========   ==========   ==========      ==========   ==========

Balance at December 31, 1994                     1,595,200          366           33           (123)         276

Issuance of common shares for
   noncash consideration                           404,800            -          101              -          101

Net loss                                                 -            -            -         (2,263)      (2,263)
                                               =========== ============  ===========         =======      =======

Balance at December 31, 1995                     2,000,000          366          134         (2,386)      (1,886)

Issuance of common shares for
   noncash consideration                         6,000,000            -        1,500             -         1,500

Net loss                                                 -            -            -        (29,889)     (29,889)
                                               =========== ============  ===========        ========     ========

Balance at December 31, 1996                     8,000,000          366        1,634        (32,275)     (30,275)

Issuance of common shares for cash,
   net of issuance costs                           153,333      282,587            -             -       282,587

Capital contribution in form of research
   and development services                              -            -      201,405             -       201,405

Stock-based compensation                                 -            -    1,333,600              -    1,333,600

Net loss                                                 -            -            -     (1,684,313)  (1,684,313)
                                               ============ ============= ============   ===========  ===========

Balance at December 31, 1997                     8,153,333      282,953    1,536,639     (1,716,588)     103,004

Issuance of common shares for noncash
   consideration                                    22,500            -       45,000             -        45,000

Capital contribution in form of research
   and development services                              -            -      192,319             -       192,319

Stock-based compensation                                 -            -      933,425              -      933,425

Net loss                                                 -            -            -     (1,426,725)  (1,426,725)
                                               ============ ===========   ==========     ===========  ===========

Balance at December 31, 1998                   $ 8,175,833    $ 282,953  $ 2,707,383   $ (3,143,313)  $ (152,977)
                                               ===========    =========  ===========   =============  ===========

   The accompanying notes are an integral part of these financial statements.

ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998 AND 1997 AND THE
PERIOD FROM INCEPTION (MARCH 16, 1994) THROUGH DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                                     PERIOD FROM
                                                                                                      INCEPTION
                                                                                                     (MARCH 16,
                                                                                                    1994) THROUGH
                                                                                                    DECEMBER 31,
                                                                     1998             1997              1998
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                     $ (1,426,725)     $ (1,684,313)    $ (3,143,313)
   Adjustments to reconcile net loss to net cash used
     in operation activities:
       Depreciation and amortization                                   4,462             2,401            6,827
       Deferred revenue                                               75,000           (12,000)          93,000
       Stock-based compensation                                      933,425         1,333,600        2,267,025
       Noncash marketing expenses                                     45,000                 -           45,000
       Noncash research and development expenses                     192,319           201,405          395,353
       Change in operating assets and liabilities:
         Notes receivable                                            (10,270)           (3,000)         (13,270)
         Prepaid expenses                                              1,500            (1,537)            (150)
         Accounts payable and accrued liabilities                     10,597            31,797           61,612
                                                               -------------     -------------    -------------
Net cash used in operating activities                               (174,692)         (131,647)        (287,916)
                                                                -------------     -------------    -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Patent costs                                                            -                 -          (27,903)
   Purchase of equipment                                              (1,216)             (419)          (1,635)
                                                               --------------   ---------------   --------------
Net cash used in investing activities                                 (1,216)             (419)         (29,538)
                                                               --------------    --------------    -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of note payable to shareholder              42,750                 -           57,750
   Payment of note payable to shareholder                                  -           (15,000)         (15,000)
   Financing costs                                                         -             2,500                -
   Proceeds from issuances of common shares, net                           -           282,587          282,958
                                                             ---------------        ----------      -----------
Net cash provided by financing activities                             42,750           270,087          325,708
                                                                  ----------        ----------       ----------
Increase in cash and cash equivalents                               (133,158)          138,021            8,254

Cash and cash equivalents, beginning of period                       141,412             3,391                -
                                                                   ---------       -----------   --------------
Cash and cash equivalents, end of period                        $      8,254      $    141,412     $      8,254
                                                                ============      ============     ============
Supplemental disclosure of cash flow information:
   Cash paid during the period for interest                     $        659     $           -    $         659
                                                               =============     =============    =============

   The accompanying notes are an integral part of these financial statements.

ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.       NATURE OF BUSINESS

         BACKGROUND
         ID Technologies Corporation ("the Company") is a development stage company incorporated in North Carolina on March 16, 1994. The Company was formed to develop and commercialize certain technologies allowing for self-authenticating fingerprint identification and transmission and signaling devices housed together in a microelectronic panel suitable for, but not limited to, the confines of a credit card.

         STATUS OF DEVELOPMENT
         During the period from inception to December 1996, the Company focused on obtaining a patent for its proposed technology. In December 1996, the Company received the Notice of Allowance from the United States Patent Office for issuance of its patent. Since December 1996, the Company has outsourced its research and development efforts to Information Resource Engineering, Inc. ("IRE"). The Company, in conjunction with IRE, a significant shareholder of the Company, has developed a computer assisted version of a prototype card.

         The Company incurred a net loss of $1,426,725 for the year ended December 31, 1998, and had an accumulated deficit of $3,143,313 at December 31, 1998. The Company has yet to generate any significant revenues and has no assurance of future revenues. Even if successful, substantial time may pass before significant revenues might be realized. As a development stage enterprise, the Company is also subject to a number of risks including obtaining adequate financing, successfully developing and marketing its technologies, successfully defending its rights under the patent, and attracting and retaining key personnel, among others.

         Management plans to obtain the capital necessary to execute its business plan through several sources, which include (1) the sale of additional licenses of the Company's fingerprint identification technology, (2) obtaining venture capital financing and (3) obtaining debt financing. Management expects that these efforts will result in the introduction of additional capital to the Company. There can be no certainty the Company will be able to raise sufficient capital or find a sufficient number of purchasers of its licenses to fund the future operating expenses of the Company. In the event the Company is unable to raise the capital to finance its operations, it could impact the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

         CASH AND CASH EQUIVALENTS
         The Company considers all unrestricted cash accounts and highly liquid investments with original maturities of three months or less to be cash equivalents. The fair value of these instruments approximates their carrying value.

         INTANGIBLE ASSETS
         In filing its patent, the Company incurred direct legal costs in the amount of $27,903 which it capitalized. The patent costs are being amortized on a straight-line basis over seven years, the estimated economic life of the patent. Accumulated amortization at December 31, 1998 and 1997 was $6,366 and $2,281, respectively.

         EQUIPMENT
         Equipment is recorded at cost and is being depreciated over its estimated useful life of three years. Accumulated depreciation totaled $461 and $84 at December 31, 1998 and 1997, respectively.

         INCOME TAXES
         The Company accounts for income taxes using the liability method which requires the recognition of deferred tax assets or liabilities for the temporary differences between financial reporting and tax bases of the Company's assets and liabilities and tax carryforwards. A valuation allowance is recorded to reduce net deferred tax assets to an amount which management believes is more likely than not to be realized.

         STOCK-BASED COMPENSATION
         The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). No compensation is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. The pro forma affect of recording stock-based compensation at the estimated fair value of awards on the grant date, as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), is disclosed in Note 7.

ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

         REVENUE RECOGNITION
         The Company recognizes revenue from the licensing of its technology as well as from the associated royalties. Licensing revenue is recognized based on the specific terms of each agreement. Royalty revenue is recognized as earned pursuant to the applicable royalty agreement.

         REVERSE STOCK SPLIT
         On November 15, 1996, the Board of Directors of the Company approved a 1-for-2.5 reverse stock split. Amounts presented for the periods prior to the reverse stock split have been restated to reflect the reverse stock split on a retroactive basis.

3.       SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK
         In 1998 and 1997, one customer accounted for all of the Company's license revenue. The Company had no outstanding accounts receivable from this customer at December 31, 1998 and 1997. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Management believes the likelihood of incurring material losses due to concentration of credit risk is remote.

4.       DEFERRED REVENUE
         In 1998, the Company entered into three exclusive license agreements and received an aggregate of $75,000 in license fees upon the execution of these agreements. In accordance with the terms of the three exclusive license agreements, which include additional obligations on the part of the Company, the $75,000 was recorded as deferred revenue at December 31, 1998. On March 30, 1999, the Company entered into a nonexclusive licensing agreement with Protective Technologies, Inc. ("Protek") (see Note 12). In conjunction with this new agreement, the three exclusive license agreements were terminated.

         In 1998 and 1997, the Company received $15,000 and $18,000, respectively, from potential licensees as deposits on options to acquire certain license rights. These amounts are reflected as deferred revenue in the accompanying balance sheets until such time as the Company enters into binding agreements with the potential licensees, and completes development of the licensed technology and delivers such to the licensees.

         In March 1996, the Company signed a non-binding letter of intent, whereby for consideration of $30,000, the Company granted an option to IRE to acquire certain license rights to use the Company's technology and to sublicense, market, manufacture, distribute or utilize the technology. In July 1997, the Company entered into a license agreement with IRE, receiving an additional fee of $10,000 plus the right to receive a royalty equal to 5% of the licensee's gross sales of related products as defined. The $30,000 option fee and the $10,000 license fee were recognized as revenue during 1997 as the Company had no ongoing obligation to IRE. See Note 6 for additional discussion of this agreement.

ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

5.       RELATED PARTY TRANSACTIONS
         In 1998, the Company received a loan from a shareholder totaling $42,750. The loan bears interest at 12% per annum and is due June 1999. This amount, together with accrued interest was repaid in April 1999. The Company borrowed an additional $45,000 from the shareholder during 1999.

         In August 1997, the Company repaid a loan of $15,000 from the shareholders of the Company. The loan was non-interest bearing, unsecured and due immediately in the event of a successful sale of any common shares of the Company's stock to a third party for cash.

         The Company received management assistance services during the last six months of 1997 for a monthly fee of $10,000 from an entity owned by certain of the Company's significant shareholders. In early 1998, the amount of such fee was reduced to $6,500 per month. Payments under this agreement amounted to $68,500 and $51,000 in 1998 and 1997, respectively.

         During 1997, the Company paid $33,000 to a member of its Board of Directors for commissions relating to the sale of the license option agreement to IRE (see Note 4).

6.       STOCKHOLDERS' EQUITY (DEFICIT)
         The Company has authorized 50,000,000 shares of common stock, with no par value per share. Holders of these shares have voting rights.

         During the period from inception to December 31, 1996, the Company issued 6,537,800 shares of common stock for noncash consideration, primarily comprised of services, to certain of its shareholders. Management has estimated the fair value of these shares based on the initial per share cash contribution to form the Company, as there were no events which would indicate a change in this value prior to the Company receiving a Notice of Allowance for the patent on its identification technology in December 1996. Compensation expense recognized related to these stock issuances totaled $1,634.

         In 1998, the Company issued 22,500 shares of common stock in exchange for marketing services. Advertising expense related to this issuance totaled $45,000.

         In conjunction with the IRE license agreement, in 1997, the Company issued 121,000 shares of common stock for cash consideration of $140,000, or approximately $1.16 per share. As additional non-monetary consideration for these shares, IRE will perform certain research and development expenses on behalf of the Company for which the Company will not be billed (see Note 8).

         During the period from September 15, 1997 to December 31, 1997, the Company issued 32,333 shares of common stock at an average price of approximately $5.00 per share prior to recognition of $19,078 in stock issuance costs. The net cash consideration received by the Company was $142,587.

ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

7.       STOCK OPTION PLAN
         During 1997, the Company's Board of Directors approved the granting of stock options to certain employees and non-employee members of the Board of Directors as compensation for their services as members of the Company's Board of Directors. Prior to 1997, the Company had not previously issued stock options to its employees or its directors. As of December 31, 1998, the Company had not formally adopted the terms of its stock option plan. Once adopted, options granted prior to the date of adoption will be considered grants under the plan.

         The following table summarizes stock option activity for the years ended December 31, 1997 and 1998:

                                                                       WEIGHTED          WEIGHTED
                                                     NUMBER             AVERAGE           AVERAGE         EXERCISE
                                                       OF              EXERCISE            FAIR             PRICE
                                                     OPTIONS             PRICE             VALUE            RANGE
Outstanding as of December 31, 1996                           -      $       -        $        -        $       -

Granted                                                300,000            1.00              5.00             1.00
Forfeited                                                    -               -                 -                -
Expired                                                      -               -                 -                -
                                                 -------------  ---------------  ------------------   ---------------

Outstanding as of December 31, 1997                    300,000       $    1.00        $     5.00        $    1.00

Granted                                                216,000       $    1.00        $     5.00        $    1.00
Forfeited                                                    -               -                 -                -
Expired                                                      -               -                 -                -
                                                 -------------  ---------------  -----------------   ----------------

Outstanding as of December 31, 1998                    516,000       $    1.00        $     5.00        $    1.00
                                                 =============  ===============  =================   ================

Exercisable as of December 31, 1998                    516,000
                                                 =============

All of the stock options granted during 1997 and 1998 were immediately vested at the date of grant. Total expense recognized in 1998 and 1997 for these option grants totaled $933,425 and $1,200,000, respectively. In accordance with the provisions of APB No. 25 and SFAS No. 123, the Company has chosen to account for stock-based compensation through the intrinsic value method. If the Company had elected to recognize compensation cost based on the fair value of the options at grant date as prescribed by SFAS No. 123, the Company's net loss would be as follows:

                                             1998                1997

Net loss reported                          $1,426,725         $1,684,313
Net loss pro forma                         $1,486,573         $1,750,250

ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

         To determine the impact of SFAS No. 123, the fair value of these option grants were estimated on the date of grant using the minimum value method based upon the following assumptions: dividend yield - 0%; volatility - 118%; risk free interest rate - 5.5%; and weighted average expected option term - 4 years.

         In 1996, the Company issued warrants to a law firm, in exchange for legal services, which entitled the holders to acquire 80,000 shares of common stock at a price of $5 per share. The warrants immediately vested and expire in 2001. Management believed the fair value of these warrants on the date of the grant was nominal, and as such, no legal expense was recognized. In 1997, an amendment lowered the exercise price of these warrants to $3.33 per share of common stock. Legal expense of $133,600 was recognized due to the repricing of these warrants. Subsequent to the amendment, the warrants were canceled and new warrants were issued which entitled the holders to acquire 20,000 shares of common stock at $3.33 per share. No warrants were issued in 1998.

8.       INFORMATION RESOURCES ENGINEERING AGREEMENT
         On July 30, 1997, the Company and IRE entered into a patent license agreement (the "Patent License Agreement"), whereby, in exchange for consideration of $10,000 in cash and IRE's commitment to conduct research and development programs to develop prototypes of products utilizing the Company's fingerprint identification technology, IRE was granted an exclusive worldwide license to the use of the Company's patented technology in the markets defined in the Patent License Agreement. In addition, the Company is entitled to receive royalties of 5% of the net selling price, as defined in the patent License Agreement, of all products sold by IRE which use the Company's fingerprint identification technology.

         IRE has agreed to consider proposals of sublicenses from any of the Company's prospective licensees for the use of the Company's fingerprint identification technology in the markets in which IRE was granted an exclusive license. In the event that the Company, with IRE's consent, sells licenses to other parties in IRE's exclusive markets, the Company will be required to pay IRE 50% of the gross royalty income it receives from these licenses.

         Under the Patent License Agreement, the Company was granted the rights to license the technology developed by IRE in markets other than those in which IRE was granted an exclusive license. The Company is required to pay to IRE 10% of the gross royalty income received from such licenses.

         As a part of the Patent License Agreement, the Company agreed to sell or cause its existing shareholders to sell to IRE 1,120,660 shares of the Company's common stock, which represented 13.70% of the outstanding common stock of the Company on a fully diluted basis on the effective date of the Patent License Agreement, for total consideration of $290,000 or $.26 per share. The Company issued 121,000 shares of common stock to IRE for cash consideration of $1.16 per share or $140,000 (see Note 6) and the Company's existing shareholders sold to IRE 999,660 shares for total consideration of $150,000.

         If after four years from the date of the Patent License Agreement IRE has not commercially developed the licensed technology to a reasonable level, the Company shall have the right to terminate the Patent License Agreement for a payment of $10,000. If the Company elects to terminate the Patent License Agreement, IRE can require the Company to repurchase all or part of the 1,120,660 shares of the Company's common stock purchased by IRE pursuant to the Patent License Agreement at a price of $.26 per share.

         As discussed above, IRE is performing research and development services on behalf of the Company for which the Company is not required to reimburse IRE for the costs incurred in such research and development effort. The costs incurred by IRE on the Company's behalf are recorded by the Company as research and development expenses and as a capital contribution which is reflected as an increase in additional paid-in capital because the performance of these services represents a part of the purchase price of the shares of common stock sold to IRE by the Company (see Note 6). IRE has incurred $394,227 in costs in developing the licensed technology through December 31, 1998, which is reflected in the accompanying financial statements. IRE anticipates incurring an additional $180,000 to $200,000 in costs to complete the development of the licensed technology. Such additional costs will be reflected as research and development expenses and an increase in additional paid-in capital in the Company's financial statements when they are incurred by IRE.

9.       INCOME TAXES
         Under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS No. 109"), a deferred tax asset is established for the complete amount of tax benefits available in future periods from the assumed realization of tax net operating loss carryforwards
         (NOL) and tax credits. In addition, a deferred tax asset or liability is established for the complete amount of tax benefits or liabilities from the assumed effect of temporary differences. A valuation allowance, if necessary, is established to adjust the deferred assets to their estimated net realizable value.

ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

         Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:
                                                                                        1998              1997
NOL carryforwards                                                                     $   237,564     $   56,000
Deferred tax assets related to temporary differences as follows:
     Deferred revenue                                                                      36,244              -
     Stock-based compensation                                                             883,006        466,760
     Other                                                                                  1,322              -
                                                                                     ------------ --------------
        Total deferred tax assets                                                       1,518,136        522,760

Valuation allowance                                                                    (1,518,136)      (508,029)
                                                                                       -----------      ---------
Net deferred tax assets                                                                         -         14,731

Deferred tax liabilities related to temporary differences as follows:
     Deferred revenue                                                                           -         (5,000)
     Patent costs                                                                               -         (9,731)
                                                                                 ----------------      ----------

        Net deferred taxes                                                       $              -  $           -
                                                                                 ================  =============

         As of December 31, 1998 and 1997, the Company had net operating loss carryforwards for tax purposes of approximately $610,000 and $144,000, respectively. Such carryforwards will begin to expire in 2011. The utilization of the federal net operating loss carryforwards may be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code. No benefit for the losses has been recognized in the accompanying financial statements, due to uncertainty of the Company's ability to generate taxable income in the future.

10.      GENERAL AND ADMINISTRATIVE EXPENSE
         Following is an analysis of the general and administrative expenses incurred by the Company for the years ended December 31, 1998 and 1997:

                                                      1998              1997

         Commission expense                     $       2,750    $    33,000
         Marketing expense                            118,323         65,938
         Salaries                                      43,625         12,000
         Professional fees                            129,435        187,881
         Noncash stock-based compensation             933,425      1,200,000
         Other                                         57,346         23,586
                                                  -----------    -----------

                                                   $1,284,904     $1,522,405
                                                  ===========    ===========

ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

11.      COMMITMENTS AND CONTINGENCIES
         The Company leases its office facility under an operating lease which is renewable on an annual basis. Rental expense for this lease in 1998 and 1997 was approximately $1,800 and $4,650, respectively.

         The Company is subject to various legal matters in the ordinary course of business. In the opinion of management, the ultimate outcome of any such matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12.      SUBSEQUENT EVENT
         On March 30, 1999, the Company entered into a nonexclusive licensing agreement with Protek, in which Protek will act as a marketing agent and will sell the Company's licenses to third parties. Upon the execution of the agreement, Protek received a credit totaling $2,625,000 for future purchases of the Company's licenses. The unused portion, if any, of this credit will expire seven years after the execution of the license agreement. In addition, for a 20 year period beginning on the date of the execution of the agreement, Protek is entitled to a sales commission fee ranging between five and ten percent of the initial license fees and manufacturing surcharges.

ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONDENSED BALANCE SHEET
SEPTEMBER 30, 1999 AND DECEMBER 31, 1998



ASSETS                                         SEPTEMBER 30, 1999   DECEMBER 31, 1998  SEPTEMBER 30, 1998    DECEMBER 31, 1997
------                                         ------------------   -----------------  ------------------    -----------------
                                                 (Unaudited)           (Audited)         (Unaudited)            (Audited)
Current assets:
   Cash and cash equivalents                     $   151,715          $     8,254         $     9,096           $   141,412
   Notes receivable                              $     3,270          $    13,270         $    13,270           $     3,000
                                                 -----------          -----------         -----------           -----------
       Total current assets                      $   154,985          $    21,524         $    22,366           $   144,412

Deposits                                         $       150          $       150         $       150           $     1,650
Equipment, net                                   $       806          $     1,174         $     1,635           $       335
Patents, net                                     $    18,547          $    21,537         $    22,534           $    25,622
                                                 -----------          -----------         -----------           -----------
       Total Assets                              $   174,488          $    44,385         $    46,685           $   172,019

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
   Accounts payable and                          $    99,400          $    61,612         $    33,186           $    51,015
       accrued liabilities
   Notes payable to shareholder                  $      --            $    42,750         $    12,250           $      --
   Current portion of debentures                 $   300,000          $      --           $      --
                                                 -----------          -----------         -----------
       Total current liabilities                 $   399,400          $   104,362         $    45,436           $    51,015

Deferred Revenue                                 $    93,000          $    93,000         $    93,000           $    18,000
Long term portion of debentures                  $   185,000          $      --           $      --

Shareholders' equity (deficit):
   Common stock                                  $   282,953          $   282,953         $   282,953           $   282,953
   Additional paid in capital                    $ 2,707,383          $ 2,707,383         $ 2,707,383           $ 1,536,639
   Deficit accumulated during                    $(3,493,248)         $(3,143,313)        $(3,082,087)          $(1,716,588)
                                                 -----------          -----------         -----------           -----------
       development stage
       Total shareholders' equity (deficit)      $  (502,912)         $  (152,977)        $   (91,751)          $   103,004

       Total liabilities and sharehholders'      $   174,488          $    44,385         $    46,685           $   172,019
        equity (deficit)

ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONDENSED STATEMENT OF OPERATIONS


                                        9 MONTHS ENDING   9 MONTHS ENDING 12 MONTHS ENDING   INCEPTION 3/16/94   INCEPTION 3/16/94
                                            9/30/99           9/30/98         12/31/98       THROUGH 12/31/98    THROUGH 9/30/99
                                            -------           -------         --------       ----------------    ---------------
                                          (UNAUDITED)       (UNAUDITED)       (AUDITED)          (AUDITED)          (UNAUDITED)

License Revenue                            $         0      $    50,000      $    50,000      $    90,000          $    90,000

Research & Development                     $         0      $   192,319      $   192,319      $   394,227          $   394,227

Selling, general and administrative        $   322,488      $ 1,222,879      $ 1,284,904      $ 2,839,584          $ 3,162,072
     expenses

Other Income & Expense:
  Interest income                          $     1,000      $       358      $     1,157      $     1,157          $     2,157
  Interest expense                         $   (28,448)     $      (659)     $      (659)     $      (659)         $   (29,107)

NET INCOME                                 $  (349,936)     $(1,365,499)     $(1,426,725)     $(3,143,313)         $(3,493,249)


ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
9 MONTHS ENDING SEPTEMBER 30, 1999

                                                                                         DEFICIT ACCUMULATED
                                                COMMON STOCK            ADDITIONAL        DURING DEVELOPMENT
                                           SHARES       AMOUNT        PAID-IN-CAPITAL           STAGE           TOTAL
                                           ------       ------        ---------------           -----           -----
Balance at December 31, 1998             8,175,833    $ 282,953         $ 2,707,383        $ (3,142,313)      $ (152,977)

Net loss                                                                                   $   (349,936)      $ (349,936)

Balance at September 30, 1999            8,377,583    $ 282,953         $ 2,707,383        $ (3,492,249)      $ (502,913)

ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONDENSED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1988 AND FOR THE PERIOD
     FROM INCEPTION (MARCH 16, 1994)

                                                             9 MONTHS ENDING       9 MONTHS ENDING     12 MONTHS ENDING
                                                           SEPTEMBER 30, 1999    SEPTEMBER 30, 1998    DECEMBER 31, 1998
                                                           ------------------    ------------------    -----------------
                                                               (UNAUDITED)           (UNAUDITED)           (AUDITED)

Cash flows from operating activities:
Net loss                                                    $  (349,936)            $(1,365,499)           $(1,426,725)
Adjustments to reconcile net loss to net cash used
  in operation activities:
    Depreciation and amortization                           $     3,359             $     3,004           $     4,462
    Deferred revenue                                        $      --               $    75,000           $    75,000
    Stock based compensation                                $      --               $   933,425           $   933,425
    Noncash marketing expenses                              $      --               $    45,000           $    45,000
    Noncash development expenses                            $      --               $   192,319           $   192,319
    Change in operating assets and liabilities:             $      --
          Notes receivable                                  $    10,000             $   (10,270)          $   (10,270)
          Deposits                                          $      --               $     1,500           $     1,500
          Accounts payable and accrued liabilities          $    37,788             $   (17,829)          $    10,597
                                                            -----------             -----------           -----------

Net cash used in operating activities                       $  (298,789)             $ (143,350)          $  (174,692)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Patent costs                                             $      --               $      --             $      --
   Purchase of equipment                                    $      --               $    (1,216)          $    (1,216)
                                                            -----------             -----------           -----------

Net cash used in investing activities                       $      --               $    (1,216)          $    (1,216)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from note payable to shareholder                                        $    12,250           $    42,750
   Payment of note payable to shareholder                   $   (42,750)            $      --             $      --
   Financing costs                                          $      --                                     $      --
   Proceeds from sale of debentures                         $   485,000                                   $      --
   Proceeds from issuances of common shares, net            $      --               $      --             $      --
                                                            -----------             -----------           -----------

Net cash provided by financing activities                   $   442,250             $    12,250           $    42,750
Increase in cash and cash equivalents                       $   143,461             $  (132,316)          $  (133,158)

Cash and cash equivalents, beginning of period              $     8,254             $   141,412           $   141,412
                                                            -----------             -----------           -----------
Cash and cash equivalents, end of period                    $   151,715             $     9,096           $     8,254





                                                     INCEPTION 3/16/94   INCEPTION THROUGH
                                                     THROUGH 12/31/98    SEPTEMBER 30, 1999
                                                     ----------------    -----------------
                                                           (AUDITED)        (UNAUDITED)
Cash flows from operating activities:
Net loss                                                $(3,143,313)        $(3,493,249)
Adjustments to reconcile net loss to net cash used
  in operation activities:
    Depreciation and amortization                       $     6,827         $    10,186
    Deferred revenue                                    $    93,000         $    93,000
    Stock based compensation                            $ 2,267,025         $ 2,267,025
    Noncash marketing expenses                          $    45,000         $    45,000
    Noncash development expenses                        $   395,353         $   395,353
    Change in operating assets and liabilities:                             $      --
          Notes receivable                              $   (13,270)        $    (3,270)
          Deposits                                      $      (150)        $      (150)
          Accounts payable and accrued liabilities      $    61,612         $    99,400
                                                        -----------         -----------
                                                                            $      --
Net cash used in operating activities                   $  (287,916)        $  (586,705)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Patent costs                                         $   (27,903)        $   (27,903)
   Purchase of equipment                                $    (1,635)        $    (1,635)
                                                        -----------         -----------

Net cash used in investing activities                   $   (29,538)        $   (29,538)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from note payable to shareholder            $    57,750         $    57,750
   Payment of note payable to shareholder               $   (15,000)        $   (57,750)
   Financing costs                                      $      --           $      --
   Proceeds from sale of debentures                     $   282,958         $   767,958
   Proceeds from issuances of common shares, net        $      --           $      --
                                                        -----------         -----------

Net cash provided by financing activities               $   325,708         $   767,958
Increase in cash and cash equivalents                   $     8,254         $   151,715
                                                                            $      --
Cash and cash equivalents, beginning of period          $      --           $     8,254
                                                        -----------         -----------
Cash and cash equivalents, end of period                $     8,254         $   159,969


ID TECHNOLOGIES CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
(UNAUDITED)

1.  CONVERTIBLE DEBENTURES
In April 1999, the Company issued $185,000 worth of debentures that mature April 2002 at 12% annual interest. These debentures are convertible by the holder at any time into the Company's common stock at $2.00 per share, including accrued interest. In the event of an acquisition, merger or new public offering, the debentures will be converted at $2.50 per share or greater. The debentures carry a three year option to buy 10,000 shares of the Company's common stock for every $50,000 in principal amount held at a purchase price of $2.75 per share.

In September 1999, the Company issued $300,000 worth of debentures that mature September 2000 at 8% annual interest. In the event of an acquisition, merger or new public offering prior to the maturity date, the debentures are payable immediately, at the option of the holder, by delivery of Company common stock at $2.00 per share or immediately available funds.

2.  RELATED PARTY TRANSACTIONS
Loans from shareholders having an outstanding aggregate balance of $42,750 at December 31, 1998 (and bearing 12% interest), were repaid in 1999.

On September 1, 1999, board member J. Phillips L. Johnston, Sr. was appointed President and CEO of ID Technologies Corporation. In addition to being an ID Technology board member, Mr. Johnston was CEO of a public company, Digital Recorders, Inc., from April, 1990 through May, 1998. He held the position of CEO of Pilot Theraputics from October, 1998 until September, 1999. See narrative for additional information.

In September 1999, the Company contracted a board member to conduct a marketing study for compensation of $5,000. This is included in the accrued liabilities at September 30, 1999.

3.  COMMITMENTS AND CONTINGENCIES
In 1999, the Company enterred into an office lease on a month-to-month basis at a monthly rental rate of $1,500.

4.  STOCK OPTION PLAN
In 1999, 150,000 additional stock options were granted to board members at or above fair market value.

                                    PART III

EXHIBITS

         INDEX TO EXHIBITS

Exhibit No.      Exhibit
-----------      -------

2.01             Articles of Incorporation, together with all amendments thereto

2.02             Bylaws

3.01 Form of Debenture Purchase Agreement by and among the Company and purchasers of the Company's 12% Convertible Subordinated Debentures due 2002

3.02             Form of 12% Convertible Subordinated Debenture Due 2002

3.03 Registration Rights Agreement, dated as of December 31, 1997, between the Company and Hutchison & Mason PLLC

3.04 Stock Purchase Agreement, dated as of August 1, 1997, by and among the Company, Li-Pei Wu and William F. Lane (as agent for certain sellers), together with Addendum to Stock Purchase Agreement of even date therewith

3.05 Convertible Debenture, dated September 24, 1999, made by the Company in favor of Centennial Venture Partners, LLC ("CVP")

3.06 Common Stock Purchase Warrant, dated September 24, 1999, made by the Company in favor of CVP (450,000 shares)

3.07 Common Stock Purchase Warrant, dated September 24, 1999, made by the Company in favor of CVP (150,000 shares)

3.08 Common Stock Purchase Warrant, dated September 24, 1999, made by the Company in favor of CVP (200,000 shares)

3.09 Common Stock Purchase Warrant, dated September 24, 1999, made by the Company in favor of CVP (up to $500,000)

3.10 Investor Rights Agreement, dated as of September 24, 1999, by and among the Company and certain holders of its capital stock

3.11 Shareholders Agreement, dated September 24, 1999, by and among the Company and certain shareholders and investors

6.01 License Agreement, dated October 1, 1999, between the Company and BrentScott Associates, LLC

6.02 Patent License Agreement, dated July 30, 1997, between the Company and Information Resource Engineering, Inc.

6.03 License Agreement, dated October 31, 1999, between the Company and Revolution Labs, Inc. ("Revolution"), together with the agreement among the Company, Revolution and Protective Technologies, Inc. ("Protek") regarding the potential purchase by Protek of Revolution's fields of license

6.04 Agreement, dated March 30, 1999, among Safe Guard Corporation, Protek, Secure Card International, Inc., International Biometrics Incorporated, Tele-Guard, Inc. and the Company

6.05 License Agreement dated February 2, 1999 between the Company and Power^Up Marketing Corporation

6.06 Debenture Purchase Agreement, dated September 24, 1999, between the Company and certain purchasers

6.07             1999 Stock Option Plan

6.08             Form of Incentive Stock Option Agreement

27.1             Financial Data Schedule

SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ID Technologies Corporation
                                                ---------------------------
                                                        (Registrant)


Date:  November 30, 1999                        By:  /s/ J. Phillips L. Johnston
                                                     ------------------
                                                         J. Phillips L. Johnston
                                                         President and CEO